UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NRX Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

629444 100
(CUSIP Number)

Jonathan C. Javitt
c/o NRX Pharmaceuticals, Inc.
1201 N. Market Street, Suite 111
Wilmington, DE 19801
(484) 254-6134
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON Jonathan C. Javitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,920,005
	9	SOLE DISPOSITIVE POWER 14,817,329
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,920,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.19%(1)(2)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 57,935,596 shares of NRX Pharmaceutical, Inc.’s common stock, par value $0.001 per share outstanding as of October 31, 2021.
(2)	See Disclosure in Items 2 and 5 of this Schedule 13D.

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1	NAME OF REPORTING PERSON Daniel Javitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,920,005
	9	SOLE DISPOSITIVE POWER 13,102,676
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,920,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.19%(1)(2)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 57,935,596 shares of NRX Pharmaceutical, Inc.’s common stock, par value $0.001 per share outstanding as of October 31, 2021.
(2)	See Disclosure in Items 2 and 5 of this Schedule 13D.

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Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D reflects (i) the subsequent disposition of 869,188 shares of restricted Common Stock by a reporting person by way of irrevocable gifts to two trusts established for the benefit of the reporting person’s immediate family members, and (ii) the execution of an additional Lock-Up Agreement affecting the reporting persons, in each case, as more fully described in Item 4 herein.

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of NRX Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”) whose principal executive office is located at 1201 Orange Street, Suite 600, Wilmington, Delaware 19801.

Prior to the Business Combination (as defined below), the Issuer was known as Big Rock Partners Acquisition Corp. (“BRPA”).

Item 2. Identity and Background.

(a) This Schedule 13D is being filed jointly by Jonathan C. Javitt and Daniel Javitt (each, a “Reporting Person”). The Reporting Persons are making this single, joint filing because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). However, this filing shall not be deemed an affirmation that such a group exists for the purposes of the Act or for any other purpose, and each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or directly held by any other person. The agreement among the Reporting Persons to file jointly is attached hereto as A.

(b) The principal business address of each Reporting Person is c/o NRX Pharmaceuticals, Inc. 1201 N. Market Street, Suite 111, Wilmington, DE 19801.

(c) Jonathan C. Javitt’s present principal occupation is Chief Executive Officer and Chairman of the Issuer. Daniel Javitt’s present principal occupation is Professor of Psychiatry and Neuroscience at Columbia University College of Physicians and Surgeons.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Merger Agreement, upon consummation of the Business Combination, the shares of common stock of NeuroRx, Inc., a Delaware corporation (“NeuroRx”), beneficially owned by the Reporting Persons were automatically converted into shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction.

Business Combination

On May 24, 2021 (the “Closing Date”), pursuant to the agreement and plan of merger (the “Merger Agreement”), dated as of December 13, 2020, by and among BRPA, Big Rock Merger Corp., a Delaware corporation and wholly owned subsidiary of BRPA (“Merger Sub”), and NeuroRx, Merger Sub merged with and into NeuroRx with NeuroRx being the surviving company in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). As a result of the Merger, BRPA owned 100% of the outstanding common stock of NeuroRx as the surviving company in the Merger and each outstanding share of common and preferred stock of NeuroRx was cancelled and extinguished and collectively converted into the right to receive a pro rata portion of 50,000,000 shares the Issuer’s Common Stock. As a result of the Business Combination, the Reporting Persons acquired beneficial ownership of the shares of Common Stock as described in Item 5 of this Schedule 13D.

Registration Rights Agreement

On the Closing Date, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Reporting Persons.

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Subject to several exceptions, including the Issuer’s right to defer a demand registration, shelf registration or underwritten offering under certain circumstances, the Reporting Persons may require that the Issuer register for public resale under the Securities Act of 1933, as amended (the “Securities Act”) all shares of the Common Stock that they request to be registered at any time, subject to the restrictions in the lock-up agreements entered into in connection with the Initial Public Offering, so long as the securities being registered in each registration statement or sold in any underwritten offering are reasonably expected to produce aggregate proceeds of at least $50.0 million.

If the Issuer becomes eligible to register the sale of its securities on Form S-3 under the Securities Act, the Reporting Persons have the right to require the Issuer to register the sale of the Common Stock held by them on Form S-3, subject to offering size and other restrictions. The Reporting Persons also have the right to request marketed and non-marketed underwritten offerings using a shelf registration statement.

If the Issuer proposes to file certain types of registration statements under the Securities Act with respect to an offering of equity securities (including for sale by the Issuer or at the request of the Reporting Persons), the Issuer will be required to use its reasonable best efforts to offer the parties to the Registration Rights Agreement the opportunity to register the sale of all or part of their shares on the terms and conditions set forth in the Registration Rights Agreement (customarily known as “piggyback rights”).

All expenses of registration under the Registration Rights Agreement, including the legal fees of counsel chosen by stockholders participating in a registration, will be paid by the Issuer.

The registration rights granted in the Registration Rights Agreement are subject to customary restrictions including blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter or underwriters. The Registration Rights Agreement also contains customary indemnification and contribution provisions. The Registration Rights Agreement is governed by Delaware law.

Subsequent to the Merger, on July 12, 2021, the Issuer’s Registration Statement on Form S-1 (File No. 333-257438) was declared effective (the “Registration Statement”). The Registration Statement registered for resale (i) 2,000,000 shares of Common Stock beneficially owned by Jonathan Javitt and (ii) 2,000,000 shares of Common Stock beneficially owned by Daniel Javitt, in addition to certain other securities held by other stockholders. The Reporting Persons have not made any sale or other transfer of any of the shares registered under the Registration Statement.  The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.

Lock-Up Agreement

On the Closing Date, certain stockholders of NeuroRx entered into a lock-up agreement (“Lock-Up Agreement”) with BRPA with respect to the closing consideration issuable to them in the Business Combination, pursuant to which they agreed not to transfer the shares of Common Stock received as closing consideration for the Merger, except to certain permitted transferees, until the earlier of (a) the six-month anniversary of the closing of the Merger (the “Closing”), (b) with respect to 50% of the shares of Common Stock issued to such persons, the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing, and (c) the date after the Closing on which BRPA consummates a liquidation, merger, stock or other similar transaction which results in all of BRPA’s stockholders having the right to exchange their Common Stock for cash, securities or other property.

The foregoing summary of the Lock-Up Agreement is qualified in its entirety by reference to the Lock-Up Agreement, which is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.

Voting Agreement

On the Closing Date, the Reporting Persons entered into a voting agreement (the “Voting Agreement”), pursuant to which the Reporting Persons agreed to certain governance matters concerning the Issuer.

The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.

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Subsequent Transfers

Subsequent to the completion of the Business Combination, Daniel Javitt transferred (i) 434,594 shares of Common Stock registered in the name of Glytech LLC to the Daniel Javitt 2021 Family Trust and (ii) 434,594 shares of Common Stock registered in the name of Glytech LLC to the Daniel Javitt 2021 Grandchildren’s Trust (collectively, the “Transferred Shares”). The transfers were made in accordance with the terms of the Lock-up Agreement, and each of the Daniel Javitt 2021 Grandchildren’s Trust and the Daniel Javitt 2021 Family Trust (collectively, the “Recipient Trusts”) satisfies the definition of a “Permitted Transferee” as set forth in the Lock-Up Agreement. None of the Transferred Shares were registered under the Registration Statement or otherwise been registered for sale with the SEC. The Transferred Shares held by the Recipient Trusts remain subject to the restrictions set forth in the Lock-Up Agreement and any applicable securities laws until such time as those restrictions are no longer applicable.

All of the Transferred Shares were irrevocable gifts for the benefit of the Reporting Person’s immediate family members and neither the Reporting Person nor Glytech LLC received any compensation in respect of the Transferred Shares. Upon completion of the transfers, each of the Reporting Person and Glytech LLC ceased to have any beneficial ownership or other interest in the Transferred Shares. Neither the Reporting Person nor Glytech LLC serves as the trustee of either of the Recipient Trusts.

Private Placement and Additional Lock-up Agreement

On August 23, 2021, the Issuer consummated a private placement (the “Private Placement”), pursuant to the terms and conditions of a Securities Purchase Agreement, dated as of August 19, 2021 (the “Purchase Agreement”), by and among the Issuer and certain purchasers named on the signature pages thereto (the “Purchasers”). At the closing of the Private Placement, the Issuer issued 2,727,273 shares of Common Stock for a purchase price of $11.00 per share and preferred investment options (the “Investment Options”, and, collectively with the shares of Common Stock issued under the Private Placement, the “Securities”) to purchase up to an aggregate of 2,727,273 shares of Common Stock for a purchase price of $12.00 per share. The aggregate gross proceeds to the Issuer from the Private Placement were approximately $30.0 million, before deducting placement agent fees and other offering expenses.

The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, the form of which is filed herewith as Exhibit 5 and is incorporated by reference herein.

In connection with a Private Placement by the Issuer, the Reporting Persons entered into an additional Lock-Up Agreement with the Issuer, dated as of August 19, 2021 (the “Private Placement Lock-Up Agreement”), pursuant to which they agreed not to transfer, directly or indirectly, any common stock of the Issuer owned by them for sixty (60) days following the Effective Date (as defined in the Purchase Agreement) (the “Restriction Period”). Subject to certain conditions, the Reporting Persons may transfer shares of Common Stock provided that: (1) the Issuer receives a signed lock-up letter agreement for the balance of the Restriction Period from each transferee, prior to such transfer, (2) the transfer does not involve a disposition for value, (3) the transfer is not required to be reported with the SEC in accordance with the Securities Exchange Act of 1934, as amended, and no report of such transfer is made voluntarily, and (4) none of Reporting Persons or any transferee, as the case may be, otherwise voluntarily effects any public filing or report regarding such transfer, with respect to certain specified transfers under the Private Placement Lock-Up Agreement.

The foregoing summary of the Private Placement Lock-Up Agreement is qualified in its entirety by reference to the Private Placement Lock-Up Agreement, the form of which is filed herewith as Exhibit 6 and is incorporated by reference herein.

General

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities and all other factors deemed relevant in determining whether additional Common Shares will be acquired by the Reporting Persons or, if applicable, their affiliates or whether the Reporting Persons or, if applicable, any such affiliates will dispose of Common Shares. At any time, additional Common Shares may be acquired or some or all of Common Shares beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

The information set forth in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

CUSIP No. 629444 100	SCHEDULE 13D	Page 7 of 8

Item 5. Interest in Securities of the Issuer.

(a) — (b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

The share information contained on the cover page of this Schedule 13D for Jonathan Javitt include (i) 13,348,997 shares of Common Stock held by the Jonathan Javitt Living Trust and (ii) 1,422,000 shares of common stock held by The Javitt 2012 Irrevocable Dynasty Trust. Jonathan Javitt maintains voting and investment power over the shares held by the Jonathan Javitt Living Trust, but does not exercise voting and investment power over of The Javitt 2012 Irrevocable Dynasty Trust.

The share information contained on the cover page of this Schedule 13D for Daniel Javitt include 13,102,676shares of Common Stock held by Glytech, LLC, a Delaware limited liability company solely owned by Daniel Javitt. Daniel Javitt maintains voting and investment power over such shares.

(c) Except as described in Item 4, during the past 60 days, none of the Reporting Persons has effected any transactions with respect to the Common Stock:

(d) Except as described in this Schedule 13D, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Issuer’s Schedule 13D filed by the Issuer on June 3, 2021).
2	Registration Rights Agreement, dated May 24, 2021, by and among NRX Pharmaceuticals, Inc. and certain equity holders named therein (incorporated by reference to Exhibit 10.8 to the Issuer’s current report on Form 8-K filed by the Issuer on May 28, 2021).
3	Lock-up Agreement, dated May 24, 2021, by and between BRPA and the stockholder parties identified therein (incorporated by reference to Exhibit 10.7 to the Issuer’s current report on Form 8-K filed by the Issuer on May 28, 2021).
4	Voting Agreement, dated May 24, 2021, by and between Jonathan Javitt and Daniel Javitt (incorporated by reference to Exhibit 10.34 to the Issuer’s current report on Form 8-K filed by the Issuer on May 28, 2021).
5.	Securities Purchase Agreement, dated August 19, 2021, by and among NRX Pharmaceuticals, Inc. and certain purchasers named on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed by the Issuer on August 24, 2021).
6.	Lock-up Agreement, dated August 19, 2021, by and among Jonathan Javitt, Daniel Javitt and NRX Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.4 to the Issuer’s current report on Form 8-K filed by the Issuer on August 24, 2021).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2021

By:	/s/ Jonathan C. Javitt
Name:	Jonathan C. Javitt

By:	/s/ Daniel Javitt
Name:	Daniel Javitt